UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Arlene, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    January 23, 2017

Physical Address of Issuer:

2808 Concordia Drive, Erie, PA 16506

Website of Issuer:

https://arlene.io/

Current Number of Employees:

2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$570,736	$93,374
Cash & Cash Equivalents	$566,882	$65,995
Accounts Receivable	$1,000	$19,000
Current Liabilities	$4,998	$5,036
Long-term Debt	$0	$0
Revenues/Sales	$257,500	$200,773
Cost of Goods Sold	$203,706	$94,152
Taxes Paid	$0	$0
Net Income	$(564,564)	$(193,627)

Table of Contents

May 3, 2023

Arlene, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Arlene, Inc. ("**Arlene**", the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://arlene.io/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 3, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Colin Jacobsen
_____
(Signature)

Colin Jacobsen
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Colin Jacobsen
_____
(Signature)

Colin Jacobsen
_____
(Name)

Director
_____
(Title)

May 3, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 3, 2023

Arlene, Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Arlene is a technology-platform provider, incorporated in Delaware as a corporation on January 23, 2017. The Company was originally named 4045 Media Corp. and changed its name to Arlene on November 9, 2018.

The Company is located at 2808 Concordia Drive, Erie, PA 16506.

The Company's website is https://arlene.io/.

The Company is headquartered and conducts business in the State of Delaware and sells products and services through the Internet throughout the United States.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

Arlene offers immersive marketing turnkey solutions for product review, experiential shopping and virtual tours. Arlene's extended reality (XR) platform lowers the barrier to entry for brands looking to generate immersive 3D, augmented reality/virtual reality (AR/VR), and 360° experiences which are more accessible and results-driven. Brands have the ability to choose from an existing template or create their own template and the platform is available as both a self-service platform or as a fully managed service. Through its no/low code templatization and automation, Arlene powers 3D/AR activations, virtual experiences and tours, and social AR at scale. These experiences are available on any browser or mobile device, and flexibly integrate into eCommerce, advertising, and analytics platforms.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population, such as that which occurred with COVID-19, could result in a widespread health crisis that could adversely effect the economies and financial markets of many countries, including the United States where we operate, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees and advisors.

We are dependent on our executive officers, key employees and advisors. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, key employees and advisors could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commission and/or Congress may attempt to change the classification of, or change the way that, our online content platforms are regulated and/or change the framework under which Internet service providers are provided safe harbor for claims of copyright infringement, may introduce changes to how digital advertising is regulated and consumer information is handled, and may change the rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

Arlene offers immersive marketing turnkey solutions for product review, experiential shopping and virtual tours. Arlene's extended reality (XR) platform lowers the barrier to entry for brands looking to generate immersive 3D, augmented reality/virtual reality (AR/VR), and 360° experiences which are more accessible and results-driven. Brands have the ability to choose from an existing template or create their own template and the platform is available as both a self-service platform or as a fully managed service. Through its no/low code templatization and automation, Arlene powers 3D/AR activations, virtual experiences and tours, and social AR at scale. These experiences are available on any browser or mobile device, and flexibly integrate into eCommerce, advertising, and analytics platforms.

Business Plan

The Company plans to significantly expand its business by selling into new verticals, closing key partnerships with advertising agencies and deploying new product offerings.

The Company's Products and/or Services

Product / Service	Description	Current Market
360° Tours and Tours	Virtual stores and tours with interactive features, product preview, social shareability, and integrations into eCommerce.	Brands, agencies, experiential marketers, event spaces, sports arenas, venues - targeted towards consumers.
3D/AR Product Review	Photorealistic product previews that can be previewed virtually or in AR (utilizing the user's mobile device camera)	Digital consumers, brands, agencies
Social AR	AR experiences that can be found on Instagram, FB, and Snapchat	Gen Z, Millennials, brands/agencies with large social presence
Arlene's self-service platform	A no/low code platform developed for quickly and easily pushing/updating Arlene's immersive products.	Brands, agencies

Competition

The key competitors for the Company's products and services are (i) Obsess AR, which offers managed services for virtual 360° shopping spaces; (ii) NexTech AR Solutions, which is agency focused on delivering end-to-end AR experiences; (iii) Ghost Retail, which offers retail technology for creating more immersive and tech-forward consumer experiences; and (iv) Roar, which is a 3D/AR company with CMS for launching activations.

Customer Base

Arlene launched brand-direct and currently has gained the most traction in the fashion, consumer goods, pets, and travel verticals. After demonstrating demand, Arlene is starting to see success dovetailing its products and services into larger agencies/networks with aggregated brands in Arlene's target verticals.

Supply Chain

Most of the Company's technology uses open-source libraries but certain specific features, such as floor tracking and hand tracking, use third party vendors. These vendors include 8th Wall and WebAR.rocks. The Company has access to alternate service providers in the event its current third party vendors and service providers are unable to provide services or any issues arise with its current vendors or service providers where a change is required to be made. The

Company does not believe the loss of a current third party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations.

Intellectual Property

The Company currently does not have any registered patents or trademarks. All intellectual property is in the form of trade secrets and is protected through intellectual assignment and confidentiality agreements. The Company anticipates that it will apply for patents later in 2021 as it expands upon AI-based 3D content creation and its optimization engine.

Domain Names

The Company owns the "arlene.io" and "4045media.com" domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Colin Jacobsen	Chief Executive Officer and Director	Arlene, Inc., CEO, October 2018 to Present; Arlene, Inc. – March 2018 to October 2018	University of Pennsylvania, B.A., Economics, English, Cognitive Science, 2010
Hermes Frangoudis	Chief Technology Officer	Arlene, Inc., CTO, October 2018 to Present; Blippar, AR Solutions Engineer, March 2018 – December 2018	Pennsylvania State University, BS, IST Design and Development Option, 2015

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two (2) employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock is 22,392,795 consisting of: (i) 15,814,889 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), and (ii) 6,594,426 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"). The Preferred Stock shall be designated as Series Seed Preferred Stock ("**Series Seed Preferred Stock**"). Additionally, 1,488,889 shares of Common Stock were reserved for issuance under the Company's 2018 Equity Incentive Plan and 844,000 shares of Common Stock were reserved for issuance under the Company's 2022 Equity Incentive Plan.

At the filing of this Form C-AR, 15,814,889 shares of Common Stock and 6,594,425 shares of Preferred Stock are issued and outstanding. Of this amount, 522,127 shares of Common Stock were issued as restricted stock to certain service providers under the Company's 2018 Equity Incentive Plan and/or 2022 Equity Incentive and remain subject to vesting requirements.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	*15,814,889
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*Includes 522,127 shares of Common Stock issued as restricted stock to certain service providers under the Company's 2018 Equity Incentive Plan and/or 2022 Equity Incentive Plan, which remain subject to vesting requirements.

Type	Series Seed Preferred Stock
Amount Outstanding	6,594,425
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $3.72 per share (b) Voting rights equal to the number of shares of Common Stock such Series Seed Preferred Stock converts into (c) Except as otherwise provided, Series Seed Preferred Stock votes together with the Common Stock as a single class. (d) Right to receive dividends pro rata when declared (e) Liquidation Preference equal to greater of Series Seed Original Issue Price per share plus any dividends declared but unpaid, or an amount per share that would have been payable had all shares of Preferred Stock been converted into Common Stock; (f) Optional right to convert into Common Stock at any time at Original Issue Price per share (subject to adjustments); (g) Automatic conversion into Common Stock upon a public offering resulting in at least $50,000,000 in gross proceeds or upon written consent of the requisite holders;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Standard Preferred Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$185,994
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $6,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

The Company has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$528,875*	36	Research & Development, Staffing and General Working Capital	Dates between July 18, 2018 and March 29, 2022	Section 4(a)(2)
Restricted Common Stock	$0	2,622,746**	N/A	June 27, 2019; March 23, 2020; October 1, 2020; January 31, 2023; April 30, 2023; August 31, 2023	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$185,994	266	Research & Development, Staffing and General Working Capital	August 6, 2021	Reg. CF
Series Seed Preferred Stock	$1,000,000	3,730,895	Research & Development, Staffing and General Working Capital	June 3, 2022	Regulation D Rule 506(b)

*These SAFEs were converted on June 3, 2022 into 2,716,800 shares of Series Seed Stock.

**Of this amount, 522,127 shares remain subject to vesting requirements. Additionally, certain awards have been forfeited.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Colin Jacobsen	5,850,000 shares of Common Stock	26.11%
Hermes Frangoudis	5,850,000 shares of Common Stock	26.11%

Please see the financial information listed on the cover page of this Form C-AR and attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Arlene, Inc. (the "**Company**") was incorporated on January 23, 2017 under the laws of the State of Delaware, and is headquartered in Erie, Pennsylvania. The Company changed its name from 4045 Media Corp. to Arlene, Inc. on November 9, 2018. The Company does not have any subsidiaries.

The Company offers immersive marketing turnkey solutions for product review, experiential shopping and virtual tours. Arlene's extended reality (XR) platform lowers the barrier to entry for brands looking to generate immersive 3D, augmented reality/virtual reality (AR/VR), and 360° experiences which are more accessible and results-driven. Brands have the ability to choose from an existing template or create their own template and the platform is available as both a self-service platform or as a fully managed service. Through its no/low code templatization and automation, Arlene powers 3D/AR activations, virtual experiences and tours, and social AR at scale. These experiences are available on any browser or mobile device, and flexibly integrate into eCommerce, advertising, and analytics platforms.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2023, the Company had an aggregate of $355,431 in cash and cash equivalents, leaving the Company with approximately 5 months of runway.

Liquidity and Capital Resources

In August 2021, the Company completed an offering pursuant to Regulation CF and raised $185,994.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: The father to Hermes Frangoudis, the Company's Chief Technology Officer, participated in the SAFE Offering, dated January 6, 2021, for which he invested $5,000.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
May 3, 2023

Arlene, Inc.



Arlene, Inc.

DocuSigned by:
Colin Jacobs 3/22/2023
E07EACDDCEBC42D...

Profit and Loss

January - December 2022

	TOTAL
Income	
Enterprise Services	250,500.01
Tools	2,000.00
White Label	5,000.00
Total Income	**$257,500.01**
Cost of Goods Sold	
50400 Software- COGS	190.67
Cost of Goods Sold	
50100 Cost of Sales -Merchant Fees	
50110 QuickBooks Payments Fees	105.18
Total 50100 Cost of Sales -Merchant Fees	**105.18**
50130 Hosting	2,047.97
50245 Enterprise Services	
50250 Enterprise Services - Salary & Wages	14,596.42
50260 Enterprise Services - Payroll Taxes	1,319.75
50280 Enterprise Services - Contractors	183,507.14
50290 Enterprise Services - Software	215.92
50300 Assets	1,723.55
Total 50245 Enterprise Services	**201,362.78**
Total Cost of Goods Sold	**203,515.93**
Total Cost of Goods Sold	**$203,706.60**
GROSS PROFIT	**$53,793.41**
Expenses	
60360 R&D	
60370 Product	
60420 Product - Software	136.50
Total 60370 Product	**136.50**
60430 Engineering	
60470 Engineering - Contractors	164,059.26
60480 Engineering - Software	9,602.21
Total 60430 Engineering	**173,661.47**
Total 60360 R&D	**173,797.97**

Arlene, Inc.

Profit and Loss
January - December 2022

	TOTAL
G&A	
60110 G&A - Salary & Wages	216,666.64
60120 G&A - Payroll Taxes	18,685.64
60130 G&A - Benefits	7,684.62
60140 G&A - Contractors	23,167.00
60150 Reimbursements	6,028.73
60160 G&A - Software	5,038.04
60170 Payroll Service Fees	2,799.04
60185 Bank Charges & Fees	106.45
60190 Taxes & Licenses	450.00
60220 External Service Providers	
60230 Legal	16,271.41
60240 Accounting Services	28,556.25
Total 60220 External Service Providers	**44,827.66**
60260 T&E	
60270 Travel	12,836.85
60280 Meals	646.85
Total 60260 T&E	**13,483.70**
60300 Office Expense	
60320 Postage & Delivery	457.28
Total 60300 Office Expense	**457.28**
60310 Office Supplies	-21.29
60325 Employee Gifts	267.57
60335 Insurance	1,968.38
60350 Expensed Equipment	381.02
60425 Learning & Development	32.98
Total G&A	**342,023.46**
Growth	
60640 Sales	
60650 Sales - Salary & Wages	15,458.42
60660 Sales - Payroll Taxes	1,737.57
60670 Sales - Contractors	14,321.00
60680 Sales - Commission	3,510.00
60690 Sales - Software	2,416.83
60715 Meals	56.99
Total 60640 Sales	**37,500.81**

Arlene, Inc.

Profit and Loss
January - December 2022

	TOTAL
Marketing	
60500 Marketing - Salary & Wages	11,974.10
60510 Marketing - Payroll Taxes	588.14
60520 Marketing - Benefits	500.00
60530 Marketing - Contractors	44,622.21
60540 Marketing - Software	268.33
60550 Performance Marketing	
60560 Google Advertising	137.07
Total 60550 Performance Marketing	**137.07**
Marketing Other	
60620 Marketing - Other	107.73
60645 Events	5,994.74
Total Marketing Other	**6,102.47**
Total Marketing	**64,192.32**
Total Growth	**101,693.13**
Interest Paid	1,399.56
Total Expenses	**$618,914.12**
NET OPERATING INCOME	**$ -565,120.71**
Other Income	
Dividend Income	807.09
Total Other Income	**$807.09**
Other Expenses	
70001 Depreciation	251.16
Total Other Expenses	**$251.16**
NET OTHER INCOME	**$555.93**
NET INCOME	**$ -564,564.78**

Arlene, Inc.

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Brex Checking- 5771	58,828.53
Brex Deposits	502.68
Brex Opex Checking- 9771	3,528.10
Capital One	21,922.63
Investment	26,027.17
Mercury Checking	156,073.64
Mercury Savings	300,000.00
PNC Bank	0.00
Total Bank Accounts	**$566,882.75**
Accounts Receivable	
Accounts Receivable (A/R)	1,000.00
Total Accounts Receivable	**$1,000.00**
Other Current Assets	
Loans to Bob	0.00
Loans to Colin	0.00
Prepaid Expenses	93.37
Salary Advance	0.00
Unbilled Revenue	500.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$593.37**
Total Current Assets	**$568,476.12**
Fixed Assets	
Accumulated Depreciation	-251.16
Computers	2,511.75
Total Fixed Assets	**$2,260.59**
TOTAL ASSETS	**$570,736.71**

Arlene, Inc.

Balance Sheet
As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,385.00
Total Accounts Payable	**$2,385.00**
Credit Cards	
Brex	363.30
Total Credit Cards	**$363.30**
Other Current Liabilities	
3M Taxes Payable	0.00
Accrued Expenses	2,250.00
Capital One-PPP Loan	0.00
Deferred Revenue	0.00
Due to Colin Jacobsen	0.00
Due to Robert Reisenweber	0.00
NYC Taxes Payable	0.00
NYS Taxes Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Tax Payable	0.00
Total Other Current Liabilities	**$2,250.00**
Total Current Liabilities	**$4,998.30**
Long-Term Liabilities	
Loans Payable	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$4,998.30**
Equity	
Common Stock - Par Value	125.00
Financing Costs	-45,377.05
Owner's Investment	0.00
Preferred Stock	1,691,585.84
Restricted Stock	1.74
Retained Earnings	-416,032.34
SAFE Investment	0.00
Treasury Stock	-100,000.00
Net Income	-564,564.78
Total Equity	**$565,738.41**
TOTAL LIABILITIES AND EQUITY	**$570,736.71**

Arlene, Inc.

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-564,564.78
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	19,500.00
Prepaid Expenses	-93.37
Unbilled Revenue	-500.00
Uncategorized Asset	0.00
Accumulated Depreciation	251.16
Accounts Payable (A/P)	2,385.00
Brex	-310.08
3M Taxes Payable	-7.00
Accrued Expenses	-1,438.97
Deferred Revenue	0.00
Due to Colin Jacobsen	0.00
Due to Robert Reisenweber	-400.42
NYC Taxes Payable	-25.00
NYS Taxes Payable	-25.00
Out Of Scope Agency Payable	0.00
Payroll Tax Payable	-216.74
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**19,119.58**
Net cash provided by operating activities	**$ -545,445.20**
INVESTING ACTIVITIES	
Computers	-2,511.75
Net cash provided by investing activities	**$ -2,511.75**
FINANCING ACTIVITIES	
Loans Payable	-15,000.00
Financing Costs	-45,377.05
Preferred Stock	1,691,585.84
SAFE Investment	-483,764.87
Treasury Stock	-100,000.00
Net cash provided by financing activities	**$1,047,443.92**
NET CASH INCREASE FOR PERIOD	**$499,486.97**
Cash at beginning of period	67,395.78
CASH AT END OF PERIOD	**$566,882.75**

Ending Cash 2/28/23	$431,880
Projected Runway	6 Months